EXHIBIT 3.2

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
AGL RESOURCES INC.

In accordance with Section 14-2-1006 of the Georgia Business Corporation Code (the “Code”), AGL Resources Inc., a Georgia corporation (the “Corporation”), executes the following Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation.

1.	The name of the corporation is AGL Resources Inc.

2.	The Amended and Restated Articles of Incorporation of the Corporation are amended by deleting Section 5.02 in its entirety and replacing it with a new Section 5.02 to read as follows:

“Section 5.02. Classification of Directors: The Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. Except as provided in Section 5.04 below, at the first annual meeting of shareholders, the Directors shall be divided into three classes, as nearly equal in size as may be, with the Directors of one class to be elected to hold office for a term expiring at the third annual meeting following the election and until their successors shall have been duly elected and qualified; with the Directors of the second class to be elected to serve for a term expiring at the second annual meeting following the election and until their successors shall have been duly elected and qualified; and the Directors of the third class to be elected to serve for a term expiring at the first annual meeting following the election and until their successors shall have been duly elected and qualified. Thereafter, Directors shall be elected for terms of three years, and until their successors have been duly elected and qualified. During the intervals between annual meetings of shareholders, any vacancy occurring in the Board of Directors caused by resignation, removal, death or other incapacity, and any newly created Directorships resulting from an increase in the number of Directors, shall be filled by a majority vote of the Directors then in office, whether or not a quorum. Directors may be elected by Shareholders only at an annual meeting of Shareholders. Each Director chosen to fill a vacancy shall hold office for the unexpired term in respect of which such vacancy occurred. Each Director chosen to fill a newly created Directorship shall hold office until the election and qualification of his or her successor at the next election of Directors by the Shareholders. When the number of Directors is changed, any newly created Directorships or any decrease in Directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible.”

3. The amendment was adopted on April 27, 2005.

4.	The amendment was duly approved by the shareholders of the Corporation in accordance with the provisions of Section 14-2-1003 of the Code.

[Signature on following page]

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Amended and Restated Articles of Incorporation of AGL Resources Inc. this 9th day of May, 2005.

AGL RESOURCES INC.

By: /s/ Myra J. Coleman
Myra J. Coleman
Corporate Secretary